SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM N-18F-1

                 Notification of Election Pursuant to Rule 18f-1
                    Under the Investment Company Act of 1940


                          NEUBERGER BERMAN EQUITY FUNDS
                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company, on behalf of the following series: Neuberger Berman Technology Fund ("Series"), hereby notifies the Securities and Exchange Commission that the Series elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the city and state of New York on this 5th day of February, 2001.

                                        NEUBERGER BERMAN EQUITY FUNDS




                                                 /S/ ROBERT CONTI
                                                 ----------------
                                        By:      Robert Conti
                                        Title:   Vice President


Attest:


/S/ CLAUDIA A. BRANDON
----------------------
By:  Claudia A. Brandon
Title:  Secretary